July 18, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins, Accounting Branch Chief

Re:	Unisys Corporation

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 29, 2016

Form 8-K furnished on April 21, 2016

File No. 001-08729

Dear Ms. Collins:

On behalf of Unisys Corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission regarding the above-referenced filings set forth in the Staff’s letter dated July 6, 2016. For your convenience, we have repeated the comments set forth in the Staff’s letter and followed the comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2015

Comment 1

We note your disclosure that you performed your annual impairment test and that goodwill was not impaired. Please provide us with a detailed goodwill impairment analysis. If you performed a Step 2 quantitative analysis, please tell us the percentage by which the fair value of each reporting unit exceeded its carrying value. If you did not perform a Step 2 quantitative analysis, please provide us with a detailed qualitative analysis. Please provide us with your evaluation of each of the factors in ASC 350-20-35-3C(a) through (g) as well as your consideration of ASC 350-20-35-3F through 35-3G. In this regard, we note you have reported declining revenues, segment operating profit, and cash flows; significant net losses in fiscal 2015; and have experienced sustained and significant declines in your stock price.

Response to Comment 1

At September 30, 2015, total Company goodwill was $177.3 million, $108.7 million relates to the Company’s Technology segment and $68.6 million relates to the Company’s Services segment. In accordance with ASC 350-20-35-4, the first step of the goodwill impairment test used to identify potential impairment, a company compares the fair value of a reporting unit with its carrying amount, including goodwill. As in prior impairment analysis, the Company has estimated the fair value of its reporting units by using various multiples of comparable reporting units’ competitors. This analysis showed that for the Company’s Technology segment’s only reporting unit that there was positive net assets and the fair value exceeded the carrying value. In accordance with ASC 350-20-35-6, if the carrying amount of a reporting unit is greater than zero and its fair value exceeds its carrying amount, goodwill of the reporting unit is considered not impaired; thus, the second step of the goodwill impairment test is unnecessary.

The analysis referred to above showed that for all three of the Company’s Services segment reporting units that the carrying value was negative. The Company then considered ASC 350-20-35-8A in determining whether it was more likely than not that a goodwill impairment exists. This consideration included an evaluation, using the process described in ASC 350-20-35-3F through 35-3G, including the events and circumstances provided in ASC 350-20-35-3C (a) through (g). In some cases, the consideration of events and circumstances provided in ASC 350-20-35-3C (a) through (g) applied equally to each of the three Services segment reporting units.

An overview of the Company’s consideration of the factors in ASC 350-20-35-3C follows:

a)	Macroeconomic conditions such as a deterioration in general economic conditions, limitations on accessing capital, fluctuations in foreign exchange rates, or other developments in equity or credit markets.

Consideration: In management’s opinion, long-term macroeconomic conditions did not deteriorate materially during 2015. During 2015, the Company faced no limitations on accessing capital, borrowing approximately $65 million at year-end under its revolving credit agreement. On September 28, 2015, the Company withdrew a $350 million offering of five-year notes because the then current terms and conditions available in the market were not attractive for the Company to move forward. The market for these types of deals in 2015 was not very favorable. Up to September 28, 2015, there were fifteen deals withdrawn from the market, totaling $3.93 billion withdrawn. Considering these external market factors, the Company does not believe that this is an indication of a limitation of the Company’s ability to access the capital markets. In addition during 2014, the Company extended the term, until June 2018, of its previously existing secured revolving credit facility which provides for loans and letters of credit up to an aggregate amount of $150 million. In March and April of 2016, the Company did access the credit markets by issuing $213.5 million of 5.50% Convertible Senior Notes due 2021. At December 31, 2015, the Company reported a cash balance of approximately $365 million and debt of $312 million. Foreign currency negatively impacted revenue by approximately eight-percentage point during 2015.

b)	Industry and market considerations such as a deterioration in the environment in which an entity operates, an increased competitive environment, a decline in market-dependent multiples or metrics (considered in both absolute terms and relative to peers), a change in the market for an entity’s products or services, or a regulatory or political development.

Consideration: The Company’s Services segment reporting units participate in the information technology services industry which was and is expected to continue to be highly competitive. The Company’s Services segment reporting units did not see nor do they expect to see a material deterioration in either this environment or a material change in the market for their services. In its fair value estimation, the Company examined industry market multiples and these multiples were approximately the same as the multiples used during the 2014 goodwill evaluation, as well as the preceding evaluation in 2013. The Company’s Services segment reporting units were not and are not expected to be materially impacted by regulatory or political developments.

c)	Cost factors such as increases in raw materials, labor, or other costs that have a negative effect on earnings and cash flows.

Consideration: In April 2015, in connection with organizational initiatives to create a more competitive cost structure and rebalance the Company’s global skill set, the Company announced a plan to incur pretax restructuring charges estimated at approximately $300 million through 2017. The Company expects to generate net annualized cost savings of approximately $230 million by the conclusion of this program in 2017. During 2015, the Company recognized pretax charges of $123.8 million in connection with this plan, principally related to a reduction in employees and estimates that it generated annualized net cost savings of approximately $100 million from this program by the end of 2015.

As part of its cost savings initiatives, the Company has increased the percentage of its workforce operating in lower-cost offshore and onshore delivery models from approximately 30% at December 31, 2011 to 37% at December 31, 2015. In addition, the Company continues to plan to increase this percentage.

d)	Overall financial performance such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods.

Consideration: For the Company and many of its competitors, 2015 was a challenging year. In 2015, total Services revenue declined by 6% when compared with 2014. However, excluding the negative impact of foreign currency, total Services revenue increased by 2% during 2015. Services operating margin declined from 3% in 2014 to 2% in 2015 driven, in part, by a decline in gross profit margin from 17% in 2014 to 16% in 2015. The Company also experienced a decline in consolidated pretax income and consolidated cash flows from operating activities.

e)	Other relevant entity-specific events such as changes in management, key personnel, strategy, or customers; contemplation of bankruptcy; or litigation.

Consideration: On December 16, 2014, it was announced that a new President and Chief Executive Officer would be joining the Company effective January 1, 2015. In addition, during 2015, there were other changes in management as the Company hired a few recognized industry leaders to run the Company’s various Segment reporting units. No such other events, mentioned above, occurred during 2015.

f)	Events affecting a reporting unit such as a change in the composition or carrying amount of its net assets, a more-likely-than-not expectation of selling or disposing all, or a portion, of a reporting unit, the testing for recoverability of a significant asset group within a reporting unit, or recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

Consideration: No such events occurred during 2015, except that effective January 1, 2015, the Company changed the grouping of certain of its classes of products and services, which necessitated a change, as of January 1, 2015, in the reporting units of the Company’s Services segment. In accordance with ACS 350-20-35-45, the Company reassigned assets and liabilities to the affected reporting units. In addition, goodwill of the Services segment was reassigned among the affected reporting units using a relative fair value allocation approach.

g)	If applicable, a sustained decrease in share price (considered in both absolute terms and relative to peers).

Consideration: During 2015, the Company experience a decrease in its share price. The Company’s common share price was $29.48 on December 31, 2014 and $11.33 on December 31, 2015. This represents a 62% decrease, which is more than the overall market and more than most of its competitors.

The Company evaluated the significance of the events and circumstances included in paragraph 350-20-35-3C(a) through (g) in the context of determining whether it was more likely than not that a goodwill impairment existed. The Company also took into consideration whether there were significant differences between the carrying amount and the estimated fair value of assets and liabilities, or whether there were significant unrecognized intangible assets in any of its Services segment reporting units and concluded that there were not.

The Company does not expect that a Step 2 goodwill analysis, if it were required, would result in an impairment of the goodwill of the Services segment recorded at December 31, 2015. In the Company’s Services segment, the Company does not believe that there are material unrecorded intangible assets due to the nature of the Company’s services business.

Application of the goodwill impairment analysis requires significant judgment. Based on consideration of the weight of evidence of the factors considered above, the Company concluded that it was not more likely than not that goodwill was impaired as of December 31, 2015.

Form 8-K furnished on April 21, 2016

Comment 2

We note several instances where you present a non-GAAP measure without presenting the comparable GAAP measure. Specifically, we note that you present free cash flow and adjusted free cash flow without presenting GAAP operating cash flow. This is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 (“the updated C&DI’s”). Please review this guidance when preparing your next earnings release.

Response to Comment 2

The Company will review this guidance when preparing its next earnings release.

Comment 3

Please tell us how you considered providing a more detailed discussion of how your non-GAAP measures are useful to investors. In this regard, we note that your current disclosure is limited and fairly generic. We refer you to Item 10(e)(1)(i)(B) and (C) of Regulation S-K.

Response to Comment 3

The Company will provide a more detailed discussion of how its non-GAAP measures are useful to investors in its next earnings release.

Comment 4

In your reconciliation of non-GAAP net income (loss) you present your non-GAAP adjustments “net of tax” which is inconsistent with Question 102.11 of the updated C&DI’s. Please review this guidance when preparing your next earnings release.

Response to Comment 4

The Company will review this guidance when preparing its next earnings release.

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In addition, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that the above is responsive to the Staff’s comments.

Very truly yours,

UNISYS CORPORATION

/s/ Janet Brutschea Haugen

Janet Brutschea Haugen

Senior Vice President and Chief Financial Officer